HOTCHKIS AND WILEY FUNDS

AMENDED AND RESTATED
OPERATING EXPENSE LIMITATION AGREEMENT
THIS AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 29th day of August, 2024 by and between HOTCHKIS AND WILEY FUNDS, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A below (each, a “Fund” and collectively, the “Funds”), and HOTCHKIS AND WILEY CAPITAL MANAGEMENT, LLC, a Delaware limited liability company (the “Advisor”). The Funds and the Advisor previously entered into similar Operating Expense Limitation Agreements with respect to the Funds (the “Prior Agreement”), and now desire to amend and restate the Prior Agreements. For avoidance of doubt, this Agreement supersedes and replaces the Prior Agreements.
W I T N E S S E T H:
WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of those certain Investment Advisory Agreements between the Trust and the Advisor in respect of the Funds (collectively, the “Investment Advisory Agreements”); and
WHEREAS, the Funds, and each of their respective classes, are responsible for, and have assumed the obligation for, payment of certain expenses that have not been assumed by the Advisor pursuant to the Investment Advisory Agreements; and
WHEREAS, the Trust and the Advisor wish to agree to certain expense limitations with respect to each Fund;
NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:
1.Limit on Operating Expenses. The Advisor hereby agrees to limit each class of each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’s respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a class of a Fund, as accrued each month, exceed its Annual Limit, the Advisor will either waive or reduce the fee to which it is otherwise entitled pursuant to the Investment Advisory Agreements in an amount sufficient to pay the excess expense or pay to that class of such Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.
2.Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of each Fund, is defined to include all expenses necessary or appropriate for the operation of such Fund and each of its classes, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred sales loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.
3.Term. The Advisor agrees to limit the annual Operating Expenses of each Fund as set forth below through August 29, 2025, unless sooner terminated as provided in Paragraph 4 of this Agreement.
4.Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of any Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate with respect to any Fund if the respective Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.
5.Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
6.Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
7.Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officer, all on the day and year first above written.

HOTCHKIS AND WILEY FUNDS By: /s/ Anna Marie Lopez Name: Anna Marie Lopez Title: President	HOTCHKIS AND WILEY CAPITAL MANAGEMENT, LLC By: /s/ Anna Marie Lopez Name: Anna Marie Lopez Title: Chief Operating Officer

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Appendix A

	Class I	Class A	Class C	Class Z
Hotchkis & Wiley Large Cap Fundamental Value	0.95%	1.20%	N/A	0.95%
Hotchkis & Wiley Mid-Cap Value	1.05%	1.30%	N/A	1.05%
Hotchkis & Wiley Small Cap Value	0.97%	1.22%	1.97%	0.97%
Hotchkis & Wiley Value Opportunities	1.15%	1.40%	2.15%	1.15%
Hotchkis & Wiley Large Cap Disciplined Value	0.80%	1.05%	N/A	0.80%
Hotchkis & Wiley High Yield	0.70%	0.95%	N/A	0.60%
Hotchkis & Wiley Global Value	0.95%	1.20%	N/A	0.95%
Hotchkis & Wiley Small Cap Diversified Value	0.80%	1.05%	N/A	0.80%
Hotchkis & Wiley International Value	0.95%	1.20%	N/A	0.95%
Hotchkis & Wiley International Small Cap Diversified Value Fund	0.99%	1.24%	N/A	0.99%

Appendix A – Page 1